August 14, 2015

VIA EDGAR

Office of Transportation and Leisure

U.S. Securities and Exchange Commission

100 F Street N.E.

Washington, D.C. 20549

Attention: Melissa Raminpour

Accounting Branch Chief

Re:	Reynolds American Inc.
Form 10-K for the fiscal year ended December 31, 2014
Forms 8-K filed February 10, 2015, April 17, 2015 and July 28, 2015
File No. 001-32258

Ladies and Gentlemen:

Set forth below are the responses of Reynolds American Inc. (“RAI”) to the comments of the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) Office of Transportation and Leisure contained in the Staff’s letter (the “Letter”) dated August 5, 2015, relating to RAI’s Annual Report on Form 10-K that was filed on February 10, 2015 (“10-K”), and the Current Reports on Form 8-K that were filed on February 10, 2015, April 17, 2015 and July 28, 2015 (“8-Ks”). The headings and numbered paragraphs of this letter correspond to the headings and paragraph numbers contained in the Letter, and, to facilitate your review, we have reproduced the text of the Staff’s comments in italics below.

Form 10-K for the year ended December 31, 2014

Item 7.	Management’s Discussion and Analysis of Financial Condition and Results of Operations

2014 Compared with 2013

Operating Income, page 51

1.	We note your disclosure that RJR Tobacco’s operating income for the year ended December 31, 2014 was significantly impacted by an unfavorable mark to market adjustment related to your defined benefit pension plans. Please expand your disclosure to more fully discuss the events which resulted in this adjustment, as well as your expectations with regard to any trends or possible impact on future periods. Reference is made to FR-72 and Item 303 of Regulation S-K.

Response: In response to the Staff’s comment, RAI will expand its disclosure in future filings to reflect the events that resulted in the “mark-to-market” (“MTM”) adjustment in 2014 for the RJR Tobacco segment. Specifically, RAI will disclose that the 2014 MTM adjustment primarily resulted from the adoption of new mortality assumptions, as described below. Should any events in the future cause a significant MTM adjustment to occur, RAI will provide disclosure addressing the events that resulted in that adjustment and outlining RAI’s expectations with regards to any trends or possible impacts of that adjustment on future periods.

Securities and Exchange Commission

August 14, 2015

Current RAI Disclosure

On page 94 of the 10-K, under the heading “Notes to Consolidated Financial Statements — Note 1 — Business and Summary of Significant Accounting Policies — Pension and Postretirement,” RAI disclosed the following:

Actuarial gains or losses are changes in the amount of either the benefit obligation or the fair value of plan assets resulting from experience different from that assumed or from changes in assumptions. Differences between actual results and actuarial assumptions are accumulated and recognized in the year in which they occur as a mark-to-market adjustment, referred to as an MTM adjustment, to the extent such net gains and losses are in excess of 10% of the greater of the fair value of plan assets or benefit obligations, referred to as the corridor. Actuarial gains and losses outside the corridor are generally recognized annually as of December 31, or when a plan is remeasured during an interim period.

Similar disclosure was also included on page 46 of the 10-K under the heading “Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations — Critical Accounting Estimates — Pension and Postretirement.”

On page 172 of the 10-K, under the heading “Notes to Consolidated Financial Statements — Note 15 — Retirement Benefits,” RAI disclosed the following:

For the pension benefit plans, the benefit obligation is the projected benefit obligation. For the postretirement benefit plans, the benefit obligation is the accumulated postretirement benefit obligation. The increase in the unfunded status for the pension and postretirement plans is primarily a result of higher obligations due to a lower discount rate, and the change in assumptions for mortality.

2014 MTM Adjustment

The 2014 MTM adjustment for the RJR Tobacco segment of $422 million was primarily the result of updated mortality assumptions increasing the pension and postretirement obligations as of December 31, 2014. The changes in assumptions were recognized as actuarial losses and recorded as an MTM adjustment to the extent the amount was outside the corridor. The mortality tables and improvement scales published by the Society of Actuaries (“SOA”) are used for purposes of developing the best estimate for mortality for RAI’s pension and postretirement plans. In the fourth quarter of 2014, the SOA published updated mortality tables and an updated improvement scale, both of which reflect longer anticipated lifetimes. Based on an evaluation of these new tables and RAI’s perspective of future longevity of plan participants, RAI updated the mortality assumptions for purposes of measuring pension and postretirement benefit obligations as of December 31, 2014.

Changes in the discount rate and differences in actual plan asset returns compared to the expected return on plan assets also impacted the actuarial gains and losses; however, absent the update to the mortality assumptions, such changes only would have resulted in a minimal 2014 MTM adjustment.

Securities and Exchange Commission

August 14, 2015

Disclosure Going Forward

In response to the Staff’s comment, RAI will update its Retirement Benefits footnote and disclosures related to its 2014 pension and postretirement obligations in future filings to reflect the impact of the updated mortality assumptions on its pension and postretirement obligations. Specifically, RAI will disclose the following additional information in its Retirement Benefits footnote:

As of December 31, 2014, updated mortality assumptions were utilized to reflect the best estimate of future mortality for pension and postretirement plan participants, which increased pension obligations by $381 million and postretirement obligations by $52 million.

Additionally, in its future filings, RAI will disclose any significant fact or circumstance related to actuarial assumptions or other items that would generate actuarial gains or losses. In accordance with its accounting policies, RAI will continue to recognize MTM adjustments to the extent that actuarial gains and losses are in excess of 10% of the greater of the fair value of plan assets or benefit obligations.

Any future changes in the mortality assumptions will be reflected in the pension and postretirement obligations. Currently, RAI does not have knowledge of any future changes to these mortality assumptions.

Note 15 – Retirement Benefits, page 171

2.	We note you account for the difference between the expected return on plan assets and the actual return on plan assets using the corridor method, such that actuarial gains and losses are recognized in operating results only to the extent that they exceed 10% of the greater of the fair value of plan assets or benefit obligations. We further note that your 2014 operating income was affected by the significant impact of an unfavorable mark to market adjustment of $452 million, which was reclassified out of accumulated other comprehensive income. Please explain to us the significant facts and circumstances, including any changes in actuarial assumptions, which resulted in this mark to market adjustment. In this regard, your disclosure should comply with the guidance in ASC 715-20-50-1(d).

Response: As described in detail above in the response to Comment #1, the 2014 MTM adjustment was primarily the result of the adoption of new mortality assumptions. As further described above, RAI will expand its disclosure in future filings to reflect the impact of those assumptions on its pension and postretirement obligations.

Forms 8-K filed February 10, 2015, April 17, 2015 and July 28, 2015

3.	We note from the press release included in exhibit 99.1 that Adjusted EPS is the first measure presented in the exhibit, which precedes GAAP EPS. As required by instruction 2 of Item 2.02 of Form 8-K and Item 10(e)(1)(i)(A) of Regulation S-K, please revise to present GAAP EPS with equal or greater prominence to the non-GAAP measure adjusted EPS.

Response: RAI acknowledges the Staff’s comment and confirms that, in response to this comment, RAI will ensure that its disclosures in future filings present GAAP EPS with equal or greater prominence to the non-GAAP measure adjusted EPS.

Securities and Exchange Commission

August 14, 2015

* * * * *

In connection with RAI’s response to the Staff’s comments, RAI acknowledges that:

•	the action of the Commission or the Staff, acting pursuant to delegated authority, does not relieve RAI from its full responsibility for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	RAI may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please call me at (336) 741-7393 should you wish to discuss the matters addressed above or other issues relating to the 10-K or 8-Ks. Thank you for your attention to this matter.

Very truly yours,

/s/ Andrew D. Gilchrist

Andrew D. Gilchrist
Executive Vice President and Chief Financial Officer

cc:	McDara P. Folan, III

Reynolds American Inc.

Timothy J. Melton

Jones Day